UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 30, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IDEXX Laboratories Inc.
File No. 0-19271 - CF#21602

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        IDEXX Laboratories Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2008.

        Based on representations by IDEXX Laboratories Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	until February 27, 2018
Exhibit 10.8	until February 27, 2018

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lesli L. Sheppard
Special Counsel